[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2030	rgarabedian@luselaw.com

September 23, 2010

VIA EDGAR

Michael R. Clampitt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Kaiser Federal Financial Group, Inc. (File No. 333-167179)
Amendment No. 1 to Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Kaiser Federal Financial Group, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the Company’s responses to the Staff’s comment letter dated September 10, 2010.  The responses correspond to the numbered comments in the comment letter.  In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”).  The Amended S-1 has been blacklined to reflect changes from the previous filing.

Form S-1/A filed August 25, 2010

Calculation of Registration Fee

1.
We note your reliance on Rule 457(p) in calculating the registration fee.  We also note, however, that you filed a post-effective amendment to deregister the unsold securities for which the earlier filing fee was paid.  Rule 457(p) does not permit fee offset from unsold shares that were deregistered before the new registration statement is filed.  See Release No. 33-7943, n. 68 (Mar. 7, 2001).  Accordingly, please pay the total filing fee currently due.

The Company acknowledges this comment and will pay the remaining filing fee due as calculated on the front page of the Amended S-1.

Securities and Exchange Commission
September 23, 2010

Risk Factors

Further deterioration of economic conditions…, page 20

2.
We note your response to comment 6 in our letter dated June 23, 2010.  Please revise to disclose whether the percentage of loans delinquent 90 days to total loans and the percentage of non-performing loans to total loans improved or deteriorated since March 31, 2010.

The disclosure has been revised as requested on page 20 of the Prospectus.

*           *           *

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2030 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Richard S. Garabedian
Richard S. Garabedian

Enclosures
cc:           Matt McNair, Esq.
Kay M. Hoveland, President and Chief Executive Officer
Dustin Luton, Chief Financial Officer
John F. Breyer, Jr., Esq.
Dave M. Muchnikoff, Esq.
Benjamin Azoff, Esq.